Exhibit G

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35- _____________)
       Cinergy Corp., a registered holding company ("Cinergy"), 139 East Fourth Street, Cincinnati Ohio 45202, has filed a declaration under sections 6(a), 7, 12(b), 32 and 33 of the Act and rules 45 and 53 thereunder.
       By order dated January 11, 1995 (Release No. 35-26215) supplemented by order dated March 12, 1996 (Release No. 35-26488), the Commission authorized Cinergy to issue and sell from time to time through December 31, 1999 short-term notes (including in connection with letter of credit transactions) and commercial paper in an aggregate principal amount at any time outstanding not to exceed $1 billion. The Commission authorized
Cinergy to apply the net proceeds thereof to various corporate purposes including investments in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs"), together with indirect investments therein through one or more special-purpose subsidiaries ("Project Parents" and, together with EWGs and FUCOs, "Exempt Entities"), provided that Cinergy's "aggregate investment" did not exceed 50% of Cinergy's "consolidated retained earnings," each as defined in rule 53(a)(1) under the Act ("50%
  Investment Limitation"). At May 31, 1997, pursuant to the authorization conferred in Release No. 35-26488, Cinergy had issued and outstanding a total of $524 million in short-term notes (including in connection with letter of credit transactions) and commercial paper, consisting entirely of notes evidencing short-term bank loans. Cinergy proposes that the authorization it now seeks supersede the authorization conferred by Release No. 35-26488 effective immediately upon the date of the Commission's order.

       By order dated May 30, 1997 (Release No. 35-26723), the Commission authorized Cinergy from time to time through December 31, 2002, subject to the $1 billion debt limitation prescribed in Release No. 35-26488
  (including any adjustment to that debt limitation authorized by subsequent Commission order), to guarantee the debt or other obligations of various existing subsidiaries and of companies whose securities Cinergy or any subsidiary thereof acquires from time to time in accordance with rule 58 under the Act. At July 1, 1997, Cinergy had issued $5 million in guarantees pursuant to the authorization conferred in Release No. 35-26723.
       By order dated November 18, 1994 (Release No. 35- 26159), the
  Commission authorized Cinergy to issue and sell up to eight million shares of its common stock, $.01 par value per share ("Common Stock"), from time to time through December 31, 1995, (i) through solicitation of proposals from underwriters or dealers, (ii) through underwriters or dealers on a negotiated basis, (iii) directly to a limited number of purchasers or to a single purchaser, and/or (iv) through agents on a negotiated basis.
  Pursuant to that authority, on December 19, 1994 Cinergy publicly issued and sold 7,089,000 shares of Common Stock and contributed the net proceeds thereof (approximately $160 million) to the equity capital of Cinergy's utility subsidiary, PSI Energy, Inc. By order dated February 23, 1996 (Release No. 35-26477), the Commission authorized Cinergy to issue and sell the remaining shares of Common Stock available for issuance under the terms of the 1994 order by any of the means specified in that order. In addition, Cinergy was authorized to issue (but not sell) some or all of the remaining shares to Cinergy system employees, including officer employees, as awards.  The 1996 order authorized Cinergy to apply the net proceeds from sales of remaining shares to various corporate purposes including investments in EWGs and FUCOs subject to the 50% Investment Limitation. Of the eight million shares originally authorized for issuance under the 1994 order, a balance of 867,385 shares (the "Remaining Shares") remained available for issuance at July 1, 1997 pursuant to the supplemental 1996 order. Cinergy proposes that the authorization it now seeks supersede the authorization conferred by Release No. 35-26477 (except that the Remaining Shares would be covered by the authority Cinergy now seeks) effective immediately upon the date of the Commission's order.
       Cinergy has pending a proposal docketed in File No. 70-8993;
  Release No. 35-26714 to issue and sell from time to time through December
  31, 2002 unsecured debt securities in one or more series bearing maturities from two to 40 years ("Debentures") in an aggregate principal amount not to exceed $400 million at any time outstanding, subject to the $1 billion debt limitation prescribed in Release No. 35-26488 (including any adjustment to that debt limitation authorized by subsequent Commission order). Net proceeds from the issue and sale of the Debentures would be applied to refinance short-term debt incurred by Cinergy to finance its 1996 acquisition of a 50% ownership interest in Midlands Electricity plc, a U.K. FUCO, and to refinance Debentures outstanding from time to time.
       Cinergy has also pending a proposal docketed in File No. 70-9011; Release No. 35-26698 (the "100% Application") pursuant to which Cinergy seeks to apply the net proceeds of certain financing transactions - consisting of those authorized in Release Nos. 35-26723, 26477 and 26488
  (to be superseded, as to the latter two orders, upon issuance of the Commission's order in the instant proceeding) - to investments in Exempt Entities, provided that Cinergy's "aggregate investment" will not exceed
  100% of Cinergy's "consolidated retained earnings" (each as defined in rule 53(a)(1)).
       Cinergy now proposes to issue and sell from time to time through December 31, 2002, upon the terms and conditions described below, (1) short-term notes and commercial paper in an aggregate principal amount not to exceed (together with the then-outstanding principal amount of certain other securities issued by Cinergy as described below) $2 billion at any time outstanding, and (2) up to 30 million additional shares of Cinergy common stock, plus the balance of remaining shares of Cinergy common stock (867,385 shares at July 1, 1997) authorized for issuance in Release No. 35-26477, dated February 23, 1996 (in either case as such aggregate number of shares may be adjusted for any subsequent stock split).
       With respect to the proposed short-term notes specifically, Cinergy proposes to make short-term borrowings from banks or other lending institutions from time to time through December 31, 2002, provided that the aggregate principal amount of such borrowings, together with the aggregate amount of any then-outstanding commercial paper, short-term notes in connection with letter of credit transactions, guarantees pursuant to
  Release No. 35-26723 and Debentures issued or sold by Cinergy, will not exceed $2 billion at any time outstanding ("Debt Cap").
       Such borrowings will be evidenced by (1) "transactional" promissory notes to be dated the date of such borrowings and to mature not more than two years after the date thereof or (2) "grid" promissory notes evidencing all outstanding borrowings from the respective lender, to be dated as of the date of the first borrowing evidenced thereby, with each such borrowing maturing not more than two years thereafter. Any such note may or may not be prepayable, in whole or in part, with or without a premium in the event of prepayment.  The amount of any premium payable by Cinergy would not exceed an amount equivalent to the present value of the stated interest payable on the note in the event the note had not been prepaid, plus accrued interest to the date of prepayment.  Borrowings will be priced at the lender's prevailing rate offered to corporate borrowers of similar credit quality, which will not exceed the greater of (a) the London
  Interbank Offered Rate plus 200 basis points, or (b) a negotiated rate which would not exceed the lender's prime rate plus 200 basis points.
  Cinergy may pay commitment fees based upon the unused portion of a lender's commitment; such fees would not exceed the amount determined by multiplying
  the unused portion of the lender's commitment by   of 1%.
       In addition to the short-term notes just described, Cinergy requests authority to issue short-term notes in connection with letter of credit transactions providing credit support for Cinergy subsidiary companies (other than Exempt Entities). In such a transaction, Cinergy would anticipate being required to issue an unsecured demand promissory note to the letter of credit bank evidencing Cinergy's reimbursement obligation with respect to draws under the letter of credit. Each letter of credit would have a stated expiration date not later than five years from the date of issuance thereof. Cinergy would be required to repay amounts drawn under the letter of credit on demand. Interest on unreimbursed amounts would accrue at an annual rate not to exceed the prime rate offered by the letter of credit bank plus 400 basis points. Cinergy may also be required to pay letter of credit fees aggregating not more than 1% of the face amount of the letter of credit.
       As to the requested commercial paper authority, Cinergy proposes from time to time through December 31, 2002 to issue and sell commercial paper to one or more dealers (or directly to financial institutions if the resulting cost of money is equal to or less than that available from dealer-placed commercial paper) in an aggregate principal amount which, together with the aggregate amount of any then-outstanding short-term notes, guarantees pursuant to Release No. 35-26723 and Debentures issued or sold by Cinergy, will not exceed the Debt Cap.
       Cinergy proposes to issue and sell the commercial paper at market rates with varying maturities not to exceed 270 days. The commercial paper will be in the form of book-entry unsecured promissory notes with varying denominations of not less than $25,000 each. Any associated fees will not exceed 1/10 of 1% multiplied by the principal amount of the commercial paper. In commercial paper sales effected on a discount basis, no commission or fee will be payable in connection therewith; however, the purchasing dealer will re-offer the commercial paper at a rate less than the rate to Cinergy. The discount rate to dealers will not exceed the maximum discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and the same maturity. The purchasing dealer will re-offer the commercial paper in such a manner as not to constitute a public offering within the meaning of the Securities
  Act of 1933.
       In connection with the proposed issuance and sale of short-term notes to banks and other lending institutions and sales of commercial paper, Cinergy proposes to mitigate interest rate risk through the use of various interest rate management instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, options, forwards, futures and similar products designed to manage and minimize interest costs. Cinergy expects to enter into these agreements with counterparties that are highly rated financial institutions. The transactions will be for fixed periods and stated notional amounts. Fees, commissions and annual margins in connection with any interest rate management agreements will not exceed 100 basis points in respect of the principal or notional amount of the related short-term notes/commercial paper or interest rate management agreement. In addition, with respect to options (such as caps and collars), Cinergy may pay an option fee which would not exceed 10% of the principal amount of the short-term note or commercial paper covered by the option.
       As to the requested common stock authority, Cinergy proposes to issue and sell from time to time through December 31, 2002 (i) up to 30 million additional shares of Common Stock and (ii) the Remaining Shares (collectively, including any adjustments pursuant to subsequent stock splits, the "Additional Shares"). At May 31, 1997, Cinergy had a total of 600 million shares of Common Stock authorized for issuance, of which 157,679,129 were issued and outstanding. Cinergy proposes to issue and sell the Additional Shares from time to time employing any one or more of the following modes: (i) through solicitations of proposals from underwriters or dealers, (ii) through negotiated transactions with underwriters or dealers, (iii) directly to a limited number of purchasers or to a single purchaser, and (iv) through agents. The price applicable to Additional Shares sold in any such transaction will be based on several factors, including in particular the current market price of the Common
  Stock and capital market conditions in general at the time. Total fees and expenses incurred by Cinergy in connection with the issuance and sale of the Additional Shares will not exceed 5% of the total proceeds from the sale of the Additional Shares. In addition, Cinergy requests authority to issue (but not sell) up to 250,000 of the Additional Shares to Cinergy system employees, including officers, in gift or award transactions from time to time through December 31, 2002.
       Cinergy proposes to apply net proceeds from the issue and sale of the short-term notes, commercial paper and Additional Shares to investments in other Cinergy system companies, to exempt acquisitions of securities of energy-related companies pursuant to rule 58, to repay, repurchase or refinance outstanding securities of Cinergy, to make loans to participating companies in the Cinergy system money pool, to investments in Exempt Entities, subject to the 50% Investment Limitation pending receipt of the authorization requested in the 100% Application, and to other lawful corporate purposes.
       Cinergy anticipates that all or a significant portion of the interest due on the short-term notes/ commercial paper and the cash dividends declared on the Additional Shares would be paid from internally generated funds, including dividends from subsidiaries. Cinergy expects that the principal of and premium, if any, on the short-term notes and commercial paper would be paid from proceeds of additional securities issued and sold by Cinergy to nonaffiliates, including additional short-term notes or commercial paper, and/or from internally generated funds.
       In addition to the fees and expenses previously described, Cinergy estimates total fees, expenses and commissions of approximately $15,000 in connection with the proposed transactions.
       For the Commission, by the Division of Investment Management, pursuant to delegated authority.